United States securities and exchange commission logo





                             December 10, 2020

       Darian Ahler
       Chief Executive Officer
       Future Pearl Labs, Inc
       1134 11th Street, Suite 101
       Santa Monica, CA 90403

                                                        Re: Future Pearl Labs,
Inc
                                                            Offering Statement
on Form 1-A
                                                            Filed November 13,
2020
                                                            File No. 024-11367

       Dear Mr. Ahler:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A filed November 13, 2020

       Cover Page

   1. Please reconcile the disclosure on the cover page that the company will pay a cash commission of 3.5% to
StartEngine on sales of the common stock with the provision on page 2 of the Posting
Agreement filed as exhibit 1.1 that the company will pay a 7% cash commission to
StartEngine.
   2. We note the disclosure that "[i]n each case StartEngine Primary may charge investors a fee of 3.5% . . [and
i]n the event an investor invests in excess of $20,000, such investor fee shall be limited to
$700 and Company shall pay the 3.5% additional commission with respect to any amount
in excess of $20,000." Also, we note the disclosure on page 28 that StartEngine
Primary will charge investors "a non-refundable processing fee equal to
                                                        [___]% of the amount"
they invest at the time they subscribe for the securities. Clarify whether the processing
fee is in addition to the 3.5% cash commission that will be paid by
 Darian Ahler
Future Pearl Labs, Inc
December 10, 2020
Page 2
         investors. In addition, disclose the circumstances under which StartEngine Primary "may"
         charge investors the 3.5% commission.
3. You disclose that each investor is required to pay a cash commission to StartEngine
         Primary on sales of securities into states in which it is registered equal to the lesser of
         3.5% of the amount invested and $700. Please provide an analysis regarding whether the investor-paid commission should be included: (i) in the aggregate offering price under
         Rule 251(a)(2) under the Securities Act and (ii) in the aggregate purchase price paid by an investor when calculating the maximum amount non-accredited investors may invest under Rule 251(d)(2)(i)(C) under the Securities Act.
Selected Risks Associated with the Business, page 6

4. We note the disclosure in the seventh bullet point on page 6 that your "future revenue plans partially rely on two non-binding letters of intent" and that you refer to "two letters of intent" on page 13 under the Use of Proceeds to the Issuer section. In an appropriate place in the filing, please revise the disclosure to briefly discuss the terms of the letters of intent, including the current status of any negotiations related to the letters of intent, and expand the risk factor disclosure to highlight the risks of these non-binding agreements.
Use of Proceeds to the Issuer, page 12

5. Please revise the third paragraph on page 13 to clarify why you plan to use proceeds to
         "move into full production of the mower" in view of the disclosure on page 15 and elsewhere that you have built a prototype of a Boba Tea machine.
6. Please state whether or not the proceeds will be used to compensate or otherwise make payments to officers or directors of the issuer or any of its subsidiaries. Refer to Item 6 of
         Part II of Form 1-A.
Our Business, page 14

7. We note your references to Wavemaker Labs, Future VC, Future Labs V, Future Labs
         VII, Future Labs VIII, and Wavemaker Partners. Please revise to clarify these defined terms so that it is clear which entity you are referring to. Please also clarify your relationships and affiliation with these entities and any other Future Lab entities referenced in your offering statement. Please consider including an organizational chart.
8. Please disclose your dependence on one or a few major customers or suppliers. In that regard, we note during the year ended December 31, 2019, one related party customer
FirstName LastNameDarian Ahler
       accounted for 81% of the company   s revenues and two related party
customers accounted
Comapany    NameFuture
       for 100%          Pearl Labs,accounts
                 of the company   s    Inc     receivable. Refer to Item
7(a)(2) of Part II of Form
       1-A.10, 2020 Page 2
December
FirstName LastName
 Darian Ahler
FirstName
Future PearlLastNameDarian Ahler
             Labs, Inc
Comapany10,
December    NameFuture
               2020    Pearl Labs, Inc
December
Page 3    10, 2020 Page 3
FirstName LastName
Directors, Executive Officers and Significant Employees, page 20

9. Please disclose the business experience of Kevin Morris during the past five years. Also, tell us why the disclosure about the business experience of James Jordan does not mention
         Future Labs V, Inc. and Future Labs VI, Inc.
Interest of Management and Others in Certain Transactions, page 23

10. Please expand the disclosure in this section to clarify your relationship with Wavemaker
         Labs. In this regard, we note the reference on page F-9 to Wavemaker Labs as "a related party under common control."
Provisions of Note in Our Bylaws, page 25

11. We note the disclosure on page 26 that the exclusive forum provision in the bylaws "is not interpreted to apply to actions arising under the Securities Act" and "will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction." Please revise your disclosure to clearly state whether you intend for the provision to apply to claims arising under the
         Securities Act. Also, please ensure that the exclusive forum provision in your bylaws clearly states that your provision does not apply to claims arising under the Securities Act and Exchange Act, or tell us how you will inform future investors of the provision's limited applicability. To the extent that you intend the provision to apply to claims arising under the Securities Act, please amend your filing to disclose that there is uncertainty as to whether a court would enforce such provision. Please make any applicable conforming changes to page 29.
12. We note that your subscription agreement designates any state or federal court located within the State of California for any claims arising under the subscription agreement. We also note that your Bylaws designates the Court of Chancery of the State of Delaware for
         certain litigation. Please revise to clarify how the forum selection provision in your subscription agreement is intended to operate with the forum selection provision set forth in your Bylaws.
Plan of Distribution, page 26

13. Your disclosure indicates that you are "offering up to [___] shares of Common Stock on a best efforts basis (not including Bonus Shares)." Please quantify the number of bonus shares that will be issued in your offering, and confirm that these shares will be included in the maximum number of shares you are seeking to qualify.
14. Please reconcile your disclosure on page 26 that the "Common Stock will convert into voting Common Stock of the company" with your disclosure in the last paragraph on page
         23 that "[e]ach holder of Common Stock has the right to one vote per share of Common
         Stock." Please revise your disclosure to clarify whether the shares you are seeking to qualify are voting or non-voting. In addition, if you intend to qualify nonvoting common
 Darian Ahler
FirstName
Future PearlLastNameDarian Ahler
             Labs, Inc
Comapany10,
December    NameFuture
               2020    Pearl Labs, Inc
December
Page 4    10, 2020 Page 4
FirstName LastName
         stock in this offering, please make conforming changes throughout your filing, including to your offering circular cover page and your description of the securities being offered.
         Also, please amend your filing to include risk factor disclosure related to investing in non-
         voting common stock, if applicable.
Bonus Shares for Certain Investors, page 28

15. We note the disclosure that "investors in this offering who also participated in [your]
         Regulation CF offering with StartEngine Primary, will receive, as a part of their
         investment, additional shares for their shares purchased (   Bonus
Shares   ) equal to [__]%
         of the shares they purchase." In an appropriate place in the filing, please provide a brief description of your Regulation CF offering, including the amount of capital raised, the date your offering closed, and how you define "participants" for purposes of the bonus share program. Also, please clarify whether the bonus share percentage investors will receive in this offering relates to the number of shares purchased in your Regulation CF offering, or the number of shares purchased in this offering. Investor's Tender of Funds, page 29

16. We note the disclosure in this section that "[i]nvestors may subscribe by tendering funds via wire or ACH only, checks will not be accepted, to the escrow account to be setup by the Escrow Agent." However, in the third paragraph on page 28, you disclose that
         "StartEngine Crowdfunding will assist with the facilitation of credit and debit card payments through the Online Platform." Please revise your disclosure to clarify how investors may tender funds through the Online Platform.
Jury Trial Waiver, page 29

17. We note that your subscription agreement does not have a jury trial waiver provision.
         Please update your disclosure accordingly.

Exhibits

18. Please file as an exhibit the escrow agreement. In this regard, we note the disclosure on the cover page that Prime Trust is the escrow agent. Also, file as exhibits the convertible note and collaboration agreement mentioned in Note 6 on page F-9 and in Note 4 on page
         F-30, respectively.
19. In an appropriate section of your offering statement please clarify why you provided a loan to Future Labs VIII for $32,700 in 2020 as disclosed in Note 5 on page F-43 and Note 10 on page F-33 and disclose the material terms of the loan. Please file as an exhibit the agreement underlying the loan.

       We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
 Darian Ahler
Future Pearl Labs, Inc
December 10, 2020
Page 5

FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Ernest Greene, Staff Accountant, at 202-551-3733 or John Cash,
Accounting Branch Chief, at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-
551-3602 or Asia Timmons-Pierce, Special Counsel, at 202-551-3754 with any other questions.



                                                           Sincerely,
FirstName LastNameDarian Ahler
                                                           Division of
Corporation Finance
Comapany NameFuture Pearl Labs, Inc
                                                           Office of
Manufacturing
December 10, 2020 Page 5
cc:       Heidi Mortensen
FirstName LastName